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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2023

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer and CAE Launch a New Phenom 300E Full-Flight Simulator in Las Vegas

Las Vegas, Nevada, April 4, 2023 – Embraer and CAE announced today that Embraer-CAE Training Services (ECTS) has deployed a new full-flight simulator (FFS) for the Phenom 300E to meet the growing demand for business jet training in the United States. The new FFS will be operated by ECTS, a joint venture between Embraer and CAE, at the new CAE Las Vegas Training Center near Henderson International Airport. In addition to the FFS in Nevada, there are six Phenom-series simulators operating in Dallas, Texas (U.S.), London Burgess Hill (UK) and Guarulhos (Brazil).

“Offering additional capacity for pilot training is part of our strategy to provide the best services to the market. This new Phenom series simulator is also a milestone in our long-term relationship, and we are pleased to be part of the new CAE Las Vegas Training Center,” said Johann Bordais, President & CEO, Embraer Services & Support.

The best-selling light jet in the world for 11 years in a row, the Phenom 300 series leads the way in terms of technology, performance and comfort. The light jet, which has over 700 units in operation, is capable of reaching Mach 0.80 and offers unmatched avionics—including Runway Overrun Awareness and Alerting System (ROAAS), Emergency Descent Mode, coupled go-around, and more—allowing customers to reach their destinations quicker and with superior comfort.

“We are very happy to see our partnership with Embraer grow with the addition of a new Phenom series simulator to our training network, and the first in Las Vegas, a strategic location for both our customers and business. With Phenom FFS in four locations, we are bringing our innovative methodologies and advanced simulation technology closer to where our customers operate their aircraft. With partners like Embraer, we are expanding our network and increasing capacity to meet the growing demand for business jet pilots,” said Nick Leontidis, CAE Group President, Civil Aviation Training Solutions.

Follow us on Twitter: @Embraer

About the Phenom 300E

The Phenom 300E is the fastest and longest-ranged single-pilot jet, with a high-speed cruise of 464 knots and a five-occupant range of 2,010 nautical miles (3,724 km) with NBAA IFR reserves. With the best climb and field performance in its class, the Phenom 300E costs less to operate and maintain than its peers. The aircraft is capable of flying at 45,000 feet (13,716 meters), powered by two Pratt & Whitney Canada PW535E1 engines with 3,478 pounds of thrust each. The Phenom 300E offers a spacious cabin with the Embraer DNA Design and its baggage compartment is among the largest in its category. The largest windows in the class deliver abundant natural lighting in the cabin as well as in the private lavatory. The comfort of the seats, with recline and full movement capability, is enhanced by the best pressurization among light jets (6,600 ft. maximum cabin altitude). The Phenom 300E features distinct temperature zones for pilots and passengers, a wardrobe and refreshment center, voice and data communications options, and an entertainment system.

The pilot-friendly cockpit enables a single-pilot operation and offers the advanced Prodigy Touch Flight Deck, based on the acclaimed Garmin 3000 avionics suite. The aircraft features carried from a class above include single-point refueling, an externally serviced lavatory and an airstair.

About Embraer Executive Jets

Embraer is creating tomorrow’s world of bespoke private air travel today, utilizing industry-leading innovation, design, and technology—all the while incorporating sustainable and socially responsible practices. As a global company with more than 50 years in aerospace, Embraer delivers the ultimate experience in business aviation through aircraft that feature disruptive performance, comfort, and technology. Its portfolio consists of the Phenom 100EV, which offers the business aviation experience in its purest form; the Phenom 300E, which is the best-selling light jet for the past 11 years straight; and the Praetor 500 and the Praetor 600, which with best-in-class flight range, are the most disruptive and technologically advanced midsize and super-midsize business jets, capable of continent-crossing and ocean-spanning missions, respectively. Every day, Embraer business aircraft operate around the globe, supported by a strong, responsive customer support network that’s top-ranked in service across the industry. For more information, visit executive.embraer.com.

About CAE

At CAE, we equip people in critical roles with the expertise and solutions to create a safer world. As a technology company, we digitalize the physical world, deploying simulation training and critical operations support solutions. Above all else, we empower pilots, airlines, defence and security forces, and healthcare practitioners to perform at their best every day and when the stakes are the highest. Around the globe, we’re everywhere customers need us to be with more than 13,000 employees in more than 200 sites and training locations in over 40 countries. CAE represents 75 years of industry firsts—the highest-fidelity flight, mission, and medical simulators, and personalized training programs powered by artificial intelligence. We’re investing our time and resources into building the next generation of cutting-edge, digitally immersive training and critical operations solutions while keeping positive environmental, social and governance (ESG) impact at the core of our mission. Today and tomorrow, we’ll make sure our customers are ready for the moments that matter.

Follow us on Twitter: @CAE_Inc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 5, 2023

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations